**DRAKE STAR SECURITIES LLC**
**STATEMENT OF FINANCIAL CONDITION**

DECEMBER 31, 2020

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2023 |
| Estimated average burden hours per response...... 12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____ AND ENDING_____

MM/DD/YY            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| _____ |
| FIRM I.D. NO. |

_____
(No. and Street)

_____
(City)        (State)       (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____
(Name – *if individual, state last, first, middle name*)

_____
(Address)     (City)     (State)     (Zip Code)

**CHECK ONE:**

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, **GREGORY BEDROSIAN** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

*Drake Star Securities LLC* , as of

December 31 ,20 20 , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

Signature

MANAGING PARTNER + CEO
Title

Notary Public

2/16/2021

SERENE ZHALIAH MANUEL
Notary Public, State of New York
No. 01MA6210749
Qualified in Westchester County
Commission Expires August 31, 2021

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,000,374 |
| Accounts receivable | | 150,968 |
| Total assets | $ | 1,151,342 |

**LIABILITIES AND MEMBER'S CAPITAL**
**Liabilities:**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 35,821 |
| Deferred revenue | | 125,000 |
| Due to parent | | 65,661 |
| Total liabilities | | 226,482 |

**Commitments and Contingencies** (Note 6**)**

| | | |
|---|---|---:|
| Member's Equity (Note 4) | | 924,860 |
| Total liabilities and Member's Equity | $ | 1,151,342 |

*The accompanying notes are an integral part of this statement.*

**Note 1-**      **Nature of Business**

Drake Star Securities LLC (The "Company"), a Limited Liability Company, a wholly owned subsidiary of Drake Star Holding LLC (the "Parent") is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides strategic advisory services to technology, communications and media companies. Its primary services are private placement offerings and mergers and acquisitions.

The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

**Note 2-**      **Summary of Significant Accounting Policies**

*a)*      *Revenue Recognition*
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance

**Note 2a-      Summary of Significant Accounting Policies (continued)**

obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (deferred revenue in the accompanying statement of financial condition). Payment is due when services are performed.

b)      *Cash and Cash Equivalents*
The Company considers money market funds to be cash.  The Company maintains cash in bank accounts which, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.  For money market funds, no insurance is provided.

c)      *Income Taxes*
Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company.   The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

d)      *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e)      *Subsequent Events*
The Company has evaluated events and transactions that occurred between December 31, 2020 and March 15, 2021, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

f)      *The Allowance for Credit Losses*
Effective January 1, 2020, The Company adopted ASC Topic 326, financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect

adjustment to the opening member's equity as of the December 31, 2019. Accordingly, the Company recognized no adjustment upon adoption. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with the fees and other receivables is not significant accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

g)      ***Coronavirus***

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated. The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

## Note 3-      Related Party

The Company shares employee, office space, administrative and occupancy expenses with the Parent.  The Company recognizes its shares of expenses by a formula determined by the Parent.  For the year ended December 31, 2020, the Parent allocated approximately $8,454,209 of such expenses to the Company. Parent allocated approximately $6,175,786 of employee compensation, $414,840 for rent, $156,641 for travel and entertainment, $1,244,448 for professional fees, $372,901 for insurance, office supplies for $70,381 and marketing for $19,212. These amounts are included in the statement of operations.

## Note 4-      Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%.  At December 31, 2020, the Company's net capital of $773,892 was $768,892 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.63%.

**Note 5-**      **Loans to/from Parent**

As of December 31$^{st}$, 2020, the Company has a non-interesting bearing loan of $206,321 to its Parent which was used to secure a lease on office space at 950 Third Avenue. The Parent used the funds to provide the landlord a security deposit on such lease. The loan is to be repaid in full upon the expiration of the lease in 2026. In addition, the Company owes the Parent $271,982 as of December 31$^{st}$, 2020. These amounts are shown net on the statement of financial condition.

**Note 6-**      **Commitments and Contingencies**

None noted.



## LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170    Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.                                                    Joseph G. Sipkin, C.P.A.
jlerner@lernersipkin.com                                             jsipkin@lernersipkin.com

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Drake Star Securities LLC
950 Third Avenue – Suite 2001
New York, NY 10022

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Drake Star Securities LLC, as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Drake Star Securities LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of Drake Star Securities LLC's management. Our responsibility is to express an opinion on Drake Star Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Drake Star Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Lerner & Sipkin CPAs, LLP*
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Drake Star Securities LLC's auditor since 2008.

New York, NY
March 15, 2021